

June 24, 2015

Mr. Eric L. Gerratt
Chief Financial Officer and Treasurer
US Ecology, Inc.
251 East Front Street, Suite 400
Boise, Idaho 83702

      Re: US Ecology, Inc.
              Form 10-K for the Year Ended December 31, 2014
              Filed March 2, 2015
              Form 10-Q for the Period Ended March 31, 2015
              Filed May 4, 2015
              File No. 0-11688

Dear Mr. Gerratt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Critical Accounting Policies

Disposal Facility Accounting, page 54

1. Please clarify in your disclosures how you account for the assets and liabilities recorded related to your disposal facilities and corresponding landfills. In this regard, please separately address your accounting for disposal cell development assets and closure and post-closure obligations and the corresponding assumptions and judgments used in your accounting for each of these. Please address the following in your disclosures:
   - Disclose the nature of costs included in each of these assets and liabilities, including the types of salary costs capitalized in cell development assets;
   - Disclose when these assets and liabilities are recorded;

- Disclose how you amortize or accrete each of these amounts, including how you determine the amount that should be amortized or accreted and the significant factors that impact the amount you record each period;
- Address your consideration of non-permitted airspace, including how this impacts your accounting as well as how you determine when to include non-permitted airspace in your determination of disposal capacity; and
- Address what impairment considerations are given in regards to these assets recorded.

2. Your disclosures on page 6 state that the useful economic lives of your six landfills include approximately 32.8 million cubic yards of remaining capacity which includes permitted and unpermitted airspace. Please better clarify in your disclosures how this reconciles to the table provided on page 30 which indicates that the entire 32.8 million cubic yards is permitted airspace.

Financial Statements

Notes to the Financial Statements

Note 4. Business Combinations

EQ Holdings, Inc., page 74

3. You recorded $138.6 million of permits and licenses in your acquisition of EQ Holdings, Inc., of which $89.6 million is being amortized over 45 years and the remaining amounts appear to have indefinite useful lives. Please help us better understand how you determined the appropriate useful lives of these assets pursuant to ASC 350-30-35-1 through 35-4 and your method of amortization pursuant to ASC 350-30-35-6. If these intangible assets or other intangible assets are subject to renewal and extension terms, please provide the additional disclosures for intangible assets with renewal or extension terms required by ASC 350-30-50.

Note 18. Segment Reporting, page 95

4. Your currently present two categories of service offerings which are treatment & disposal and services. Subsequent to your acquisition of EQ Holdings, Inc., we note that services revenues increased significantly. Specifically, services revenue represented approximately 46% of your total revenues for the three months ended March 31, 2015 compared to approximately 15% of your total revenues for the three months ended March 31, 2014. In addition, your descriptions of your current segments indicate that the types of services have also increased subsequent to this acquisition. In this regard, please tell us what consideration you gave to providing more disaggregated financial information for services revenues pursuant to ASC 280-10-50-40.

Form 10-Q for the Period Ended March 31, 2015

Liquidity and Capital Resources

Operating Activities, page 28

5. Your days sales outstanding has increased from 73 days at March 31, 2014 to 77 days at December 31, 2014 and then to 82 days at March 31, 2015. You disclose that waste management services provided by your new Field & Industrial Services segment have a longer payment cycle than waste treatment and disposal services. It appears that this new segment was created due to the acquisition of EQ Holdings, Inc. which occurred in June 2014. Given the time that has passed since the acquisition, please help us understand why there continues to be an increase in this measure. In addition, please address what consideration was given to this increase in determining your allowance for doubtful accounts which we note has remained under $1 million and less than 1% of total gross receivables at December 31, 2014 and March 31, 2015. Refer to ASC 310-10-35-7 through 35-11.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Pamela Long, Assistant Director, at (202) 551-3765 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant